SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 26, 2012

List of materials

Documents attached hereto:

i) Press release Announcement of Company Split (Small-scale / Summary Form Company Split) of Sony Finance International, Inc. into Sony Corporation in connection with the procedures to make So-net Entertainment Corporation a wholly-owned subsidiary of Sony Corporation

November 26, 2012
Sony Corporation

Announcement of Company Split (Small-scale / Summary Form
Company Split) of Sony Finance International, Inc. into Sony Corporation in connection with the procedures to make So-net Entertainment Corporation a wholly-owned subsidiary of Sony Corporation

Sony Corporation (“Sony”) today announced that it has decided to succeed to certain rights and obligations related to common shares of So-net Entertainment Corporation (“So-net”) owned by Sony Finance International, Inc. (“SFI”), a wholly-owned subsidiary of Sony, and its related business by an “absorption-type company split”, as set forth below.  This company split is a step in the process of making So-net a wholly-owned subsidiary of Sony as announced in the joint press release made by Sony and So-net on August 9, 2012.

Certain information is omitted from this announcement since this is an absorption-type company split conducted under the Companies Act of Japan in which Sony is expected to succeed to a business unit of Sony’s wholly-owned subsidiary.

1.	Purpose of the company split

The purpose of this company split is to transfer certain rights and obligations related to So-net’s common shares owned by SFI and its related business to Sony as part of the procedures to make So-net a wholly-owned subsidiary of Sony.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	November 26, 2012
	Execution of the company split agreement	November 26, 2012
	Effective date of the company split	December 31, 2012 (scheduled)

*
Sony and SFI will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of Article 796 and the “summary form company split” set forth in Paragraph 1 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

This is an absorption-type company split between Sony (as the successor company) and SFI (as the splitting company).

(3)	Details of the allotment upon the company split

Because Sony owns all of the shares of SFI, there will be no issuance of new shares or cash payment upon the completion of the contemplated company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

· 1 ·

No stock acquisition rights and bonds with stock acquisition rights have been issued by SFI.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

Sony, as the successor company, will succeed to certain rights and obligations related to So-net’s common shares owned by SFI and its related business, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony and SFI expect that the contemplated company split will have no material impact on the performance capabilities of Sony of its obligations which become due after the effective date of the contemplated company split.

3.	Summary of both parties (numbers shown below are as of March 31, 2012 or for the fiscal year ended March 31, 2012)

(1)	Summary of both parties

Trade name	Sony Corporation (Successor Company)	Sony Finance International, Inc. (Splitting Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Loan agency/guaranty and its administrative services
Date of incorporation	May 7, 1946	August 16, 1976
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo	1-1, Minamiaoyama 1-chome, Minato-ku, Tokyo
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Tetsuji Miyaji Representative Director, Corporate Executive and President
Stated capital	¥ 630,923 million	¥ 100 million
Number of shares issued	1,004,638,164 shares	19,143,000 shares
Fiscal year-end	March 31	March 31

· 2 ·

Major shareholders and shareholding ratios
1     Japan Trustee Services Bank, Ltd. (Trust Account)     7.01%

2     Moxley and Co. LLC     6.66%

3     The Master Trust Bank of Japan, Ltd. (Trust Account)     5.10%

4     SSBT OD05 Omnibus Account –Treaty Clients         2.39%

5     Japan Trustee Services Bank, Ltd. (Trust Account 9)     2.08%
Sony Corporation 100%
Net assets	¥ 2,490,107 million (consolidated)	¥ 467 million (non-consolidated)
Total assets	¥ 13,295,667 million (consolidated)	¥ 19,654 million (non-consolidated)
Net assets per share	¥ 2,021.66 (consolidated)	¥ 24.44 (non-consolidated)
Net sales	¥ 6,493,212 million (consolidated)	¥ 1,899 million (non-consolidated)
Operating income (loss)	¥ (67,275 million) (consolidated)	¥ (965 million) (non-consolidated)
Ordinary income (loss)	¥ (83,186 million) (consolidated) (Note)	¥ (807 million) (non-consolidated)
Net income (loss)	¥ (456,660 million) (consolidated)	¥ (667 million) (non-consolidated)
Net income (loss) per share	¥ (455.03) (consolidated)	¥ (34.85) (non-consolidated)

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, income (loss) before income taxes is stated in place of ordinary income (loss).

(2)	Summary of business subject to the company split

a.	Business subject to the company split

So-net’s common shares owned by SFI and related business of SFI

b.	Performance results of the business subject to the company split for the fiscal year ended March 31, 2012

	Net sales:	¥ 0

c.	Items and amounts of assets and liabilities to be succeeded upon the company split

	Assets:	¥ 75 million (including So-net’s common shares owned by SFI)
	Liabilities:	¥ 7,002 million (as of September 30, 2012.)

· 3 ·

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business subject to the company split), the stated capital or fiscal year-end of either Sony or SFI upon the completion of the contemplated company split.

5.	Outlook

No impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2013 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2013, which was announced on November 1, 2012, and its consolidated financial results for the fiscal year ended March 31, 2012

(Yen in billions)
	Sales and operating revenue	Operating income (loss)	Income (loss) before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2013	6,600	130	150	20
Consolidated financial results for the fiscal year ended March 31, 2012	6,493.2	(67.3)	(83.2)	(456.7)

· 4 ·